UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

MULTI-COLOR CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62583104

(CUSIP Number of Class of Securities)

Mark Getachew, Esq.

Willkie Farr & Gallagher

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2017

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.:  ☐

SCHEDULE 13D

CUSIP No. 62583104	Page 2

1	NAME OF REPORTING PERSONS Constantia Flexibles Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,383,170
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,383,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.55% (1)
14	TYPE OF REPORTING PERSON* OO

(1)    Percent of Common Stock calculated based on 20,442,323 shares of Common Stock of the Issuer outstanding as of October 31, 2017 (as disclosed to the Reporting Persons by the Issuer following the consummation, on October 31, 2017, of the transactions contemplated by the Sale and Purchase Agreement and the CFlex Transfer (each as defined below).

CUSIP No. 62583104	Page 3

1	NAME OF REPORTING PERSONS Constantia Lux S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,383,170
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,383,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.55% (1)
14	TYPE OF REPORTING PERSON* OO

(1)	Percent of Common Stock calculated based on 20,442,323 shares of Common Stock of the Issuer outstanding as of October 31, 2017 (as disclosed to the Reporting Persons by the Issuer following the consummation, on October 31, 2017, of the transactions contemplated by the Sale and Purchase Agreement and the CFlex Transfer (each as defined below).

CUSIP No. 62583104	Page 4

1	NAME OF REPORTING PERSONS Constantia Lux Parent S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,383,170
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,383,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.55% (1)
14	TYPE OF REPORTING PERSON* OO

(1)    Percent of Common Stock calculated based on 20,442,323 shares of Common Stock of the Issuer outstanding as of October 31, 2017 (as disclosed to the Reporting Persons by the Issuer following the consummation, on October 31, 2017, of the transactions contemplated by the Sale and Purchase Agreement and the CFlex Transfer (each as defined below).

CUSIP No. 62583104	Page 5

1	NAME OF REPORTING PERSONS Wendel SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,383,170
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,383,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.55% (1)
14	TYPE OF REPORTING PERSON* OO

(1)	Percent of Common Stock calculated based on 20,442,323 shares of Common Stock of the Issuer outstanding as of October 31, 2017 (as disclosed to the Reporting Persons by the Issuer following the consummation, on October 31, 2017, of the transactions contemplated by the Sale and Purchase Agreement and the CFlex Transfer (each as defined below).

CUSIP No. 62583104	Page 6

1	NAME OF REPORTING PERSONS Wendel-Participations SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,383,170
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,383,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.55% (1)
14	TYPE OF REPORTING PERSON* OO

(1)	Percent of Common Stock calculated based on 20,442,323 shares of Common Stock of the Issuer outstanding as of October 31, 2017 (as disclosed to the Reporting Persons by the Issuer following the consummation, on October 31, 2017, of the transactions contemplated by the Sale and Purchase Agreement and the CFlex Transfer (each as defined below).

SCHEDULE 13D

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, no par value (the “Common Stock”), of Multi-Color Corporation, an Ohio corporation (the “Issuer”). The principal executive office of the Issuer is located at 4053 Clough Woods Drive, Batavia, Ohio 45103, United States.

Item 2.	Identity and Background.

This Schedule 13D is filed by:

(i) Constantia Flexibles Holding GmbH (“CFlex Holding”), a wholly-owned subsidiary of CFlex Sarl (defined below) and a private limited company organized under the laws of the Republic of Austria, registered in Vienna, Austria under FN 425945 s with its registered office in Handelskai 92, Rivergate, 1200 Vienna, Austria;

(ii) Constantia Lux S.à r.l. (“CFlex Sarl”), a wholly-owned subsidiary of CFlex Parent (defined below) and a private limited liability company incorporated and registered in the Grand Duchy of Luxembourg under no. B193562 with its registered office in 5 rue Pierre d’Aspelt, L-1142 Luxembourg, Grand-Duchy of Luxembourg;

(iii) Constantia Lux Parent S.A. (“CFlex Parent”), an indirect, majority owned, subsidiary of Wendel (defined below) and a private limited liability company incorporated and registered in the Grand Duchy of Luxembourg under no. B193495 with its registered office in 5 rue Pierre d’Aspelt, L-1142 Luxembourg, Grand-Duchy of Luxembourg;

(iv) Wendel SE, (“Wendel”), a subsidiary of Wendel Participations (defined below) and a société européenne incorporated and registered in Paris, with its registered office in 89 rue Taitbout, 75009 Paris; and

(v) Wendel-Participations SE, (“Wendel Participations”), a société européenne incorporated and registered in Paris, with its registered office in 89 rue Taitbout, 75009 Paris; (CFlex Holding, CFlex Sarl, CFlex Parent, Wendel and Wendel Participations are each a “Reporting Person” and, collectively, the “Reporting Persons”).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth on Schedule A and incorporated by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, the persons listed on Schedule A have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Constantia (as defined below) entered into an agreement with the Issuer to acquire the Common Stock pursuant to a Sale and Purchase Agreement, dated as of July 16, 2017 (the “Sale and Purchase Agreement”), by and among the Issuer, Constantia Flexibles Germany GmbH (“CFlex Germany”), Constantia Flexibles Group GmbH (“CFlex Group”), Constantia Flexibles International GmbH (“CFlex International”), and GPC Holdings B.V. (collectively with CFlex Germany, CFlex Group, and CFlex International, “Constantia”), whereby Constantia sold its labels division to the Issuer, in exchange for cash and stock consideration (the “Sale”). Pursuant to the Sale and Purchase Agreement, on the closing date of the Sale, Constantia was entitled to receive 3,383,170 shares of Common Stock, which represents 19.9% of the Issuer’s issued and outstanding common stock as of July 16, 2017, the date of signing.

In connection with the closing of the Sale, Constantia and CFlex Holding entered into a direction letter agreement, dated as of October 30, 2017, instructing the Issuer to issue the Common Stock to CFlex Holding (the “CFlex Transfer”).

Also in connection with the closing of the Sale, CFlex Holding entered an Investors’ Rights Agreement with the Issuer, dated as of October 31, 2017 (the “Investors’ Rights Agreement”), pursuant to which CFlex Holding has certain voting and managerial rights associated with the Common Stock (described below).

Wendel Participations holds approximately 36.66% of the share capital, and 50.13% of the exercisable voting rights (on the basis of the total number of shares and voting rights of Wendel as of September 30, 2017), and has the ability to appoint a majority of the supervisory board, of Wendel. Wendel indirectly owns 60.78% of the equity and has the ability to nominate a majority of the board of CFlex Parent. CFlex Parent is the sole equityholder of CFlex Sarl. CFlex Sarl is the sole equity holder and has an ability to appoint a majority of the supervisory board, of CFlex Holding. Accordingly, upon CFlex Holding’s acquisition of the Common Stock, each of Wendel Participations, Wendel, CFlex Parent and CFlex Sarl became an indirect beneficial owner of the Common Stock.

The Reporting Persons are filing this Schedule 13D with respect to the shares of Common Stock acquired by CFlex Holding in the Sale.

Item 4.	Purpose of Transaction.

The Reporting Persons own the Common Stock for investment purposes. The activities of CFlex Holding and the other Reporting Persons are subject to the obligations and restrictions set forth in the Investors’ Rights Agreement (as defined in Item 3 herein, which is incorporated herein by reference) and applicable law. CFlex Holding also has certain rights under the Investors’ Rights Agreement, including with respect to the election of directors of the Issuer and registration rights with respect to its Common Stock. Subject to the terms of the Investors’ Rights Agreement and applicable law, CFlex Holding may dispose of its interest in the securities of the Issuer owned by it in the open market, in privately negotiated transactions, through derivative transactions, through public offerings upon exercise of its registration rights, or otherwise, depending on the course of action CFlex Holding pursues. CFlex Holding or the other Reporting Persons may acquire shares of Common Stock or other securities of the Issuer in the open market, in privately negotiated transactions, through derivative transactions, or otherwise, depending on the course of action the Reporting Persons pursue.

Subject to the terms of the Investors’ Rights Agreement, CFlex Holding will discuss with members of the Issuer’s management and board of directors, other shareholders, and other persons, matters relating to the business and affairs of the Issuer, including: (i) nominating or recommending candidates to serve on the board of directors of the Issuer; (ii) discussing the various potential alternatives and strategies regarding the Issuer with others, including but not limited to, interested market and industry participants; (iii) entering into or amending agreements or understandings with the Issuer or with other shareholders, including confidentiality agreements, with respect to the voting, holding, acquisition and/or disposition of securities of the Issuer; or (iv) proposing or considering any one or more of the actions described in subsections (a) through (j) of the Instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) CFlex Holding, CFlex Sarl, CFlex Parent, Wendel and Wendel Participations each beneficially own 3,383,170 shares of Common Stock. The 3,383,170 shares of Common Stock represented approximately 16.55% of the outstanding shares of Common Stock, based on the 20,442,323 shares of Common Stock outstanding as of close of business on October 31, 2017, as reported by the Company.

(b) CFlex Holding, CFlex Sarl, CFlex Parent, Wendel and Wendel Participations each have shared power to dispose or to direct the disposition with respect to the 3,383,170 shares of Common Stock.

(c) Except for the shares of Common Stock acquired in the Sale and pursuant to the CFlex Transfer, the Reporting Persons have not effected any transaction with respect to the shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CFlex Holding is a party to the Investors’ Rights Agreement (as defined in Item 3 herein, which is incorporated herein by reference). The Investors’ Rights Agreement, among other things, grants CFlex Holding the right to nominate (i) two directors to the Issuer’s board of directors for so long as CFlex Holding and its affiliates own at least 12.5% of the outstanding shares of Common Stock; or (ii) one director to the Issuer’s board of directors for so long as the CFlex Holding and its affiliates own more than 5.0% but less than 12.5% of the outstanding shares of Common Stock. In addition, for so long as CFlex Holding has the right to nominate at least one director to the Issuer’s board of directors, CFlex Holding also has the right to have at least one voting representative on each committee of the Board, including the executive committee, audit committee, governance committee, and compensation committee.

The Investors’ Rights Agreement also provides CFlex Holding with demand registration rights. In connection with any public offering of the Common Shares, for a period not to exceed 90 days, CFlex Holding will not transfer its shares without the prior written consent of the managing underwriter.

In addition, under the Investors’ Rights Agreement, for a period of two years following the consummation of the Sale, other than transfers to CFlex Holding’s affiliates, CFlex Holding is generally restricted from transferring its shares of Common Stock (the “Lock-Up”), with 50% of its shares of Common Stock being released from the Lock-Up after the first year.

The foregoing description of the Investors’ Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy of Investors’ Rights Agreement filed as Exhibit 2 hereto and incorporated herein by reference.

The information set forth in Item 2 hereof is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Sale and Purchase Agreement, dated as of July 16, 2017, by and among CFlex Germany, CFlex Group, CFlex International, GPC Holdings B.V. and the Issuer.*

2	Investors’ Rights Agreement, dated as of October 31, 2017, by and among the Issuer and CFlex Holding.*

3	Joint Filing Agreement, by and among the Reporting Persons, dated November 9, 2017.*

4	Power of Attorney for CFlex Holding, dated October 26, 2017.*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2017

CONSTANTIA FLEXIBLES HOLDING GMBH

By:	/s/ Martin Schneeweiß
Name: Martin Schneeweiß
Title: By power of attorney

CONSTANTIA LUX S.À R.L.

By:	/s/ Charles Krombach
Name: Charles Krombach
Title: Authorized Signatory

By:	/s/ Jean-Yves Hémery
Name: Jean-Yves Hémery
Title: Authorized Signatory

CONSTANTIA LUX PARENT S.A.

By:	/s/ Charles Krombach
Name: Charles Krombach
Title: Authorized Signatory

By:	/s/ Jean-Yves Hémery
Name: Jean-Yves Hémery
Title: Authorized Signatory

WENDEL SE

By:	/s/ Caroline Bertin Delacour
Name: Caroline Bertin Delacour
Title: Authorized Signatory

WENDEL PARTICIPATIONS SE

By:	/s/ François de Wendel
Name: François de Wendel
Title: Authorized Signatory

SCHEDULE A

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for each of the officers and directors of the Reporting Persons are set forth below:

Constantia Flexibles Holding GmbH

OFFICERS

None.

MANAGING DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted	Citizenship
Alexander Baumgartner	c/o Constantia Flexibles Holding GmbH Rivergate, Handelskai 92 1200 Wien Vienna, Austria	Managing Director Constantia Flexibles Holding GmbH Rivergate, Handelskai 92 1200 Wien Vienna, Austria	Austria

Stephan Philipp Otto Kühne	c/o Constantia Flexibles Holding GmbH Rivergate, Handelskai 92 1200 Wien Vienna, Austria	Managing Director Constantia Flexibles Holding GmbH Rivergate, Handelskai 92 1200 Wien Vienna, Austria	Germany

SUPERVISORY BOARD

Name	Position	Present Principal Occupation	Citizenship

Bernard Jean-Pierre Gautier	Chairman, Supervisory Board	Member of the Executive Board, Wendel S.E.	France

Roland Lienau	Supervisory Board Member	Managing Director, Wendel S.E. and CEO, Wendel London	Germany

Patrick Tanguy	Supervisory Board Member	Managing Director and operational support, Wendel S.E.	France

Wolfgang Pfarl	Supervisory Board Member	President, Austropapier	Austria

Ulrich Köstlin	Vice Chairman, Supervisory Board	None	Germany

Mathias Hlubek	Supervisory Board Member	Senior Advisor, Warburg Pincus	Germany

Klaus Felix Treptow	Supervisory Board Member	Partner, Maxburg Capital Partners GmbH	Germany

José López Vargas	Supervisory Board Member	Senior Advisor, A.T. Kearny, Executive in Residence at IMD Lausanne, other non-executive management positions	Spain

Jan Hofman	Supervisory Board Member	None	Austria

Constantia Lux S.à r.l.

OFFICERS & DIRECTORS

None. Constantia Lux S.à r.l. is managed by Constantia Lux Parent S.A.

Constantia Lux Parent S.A.

OFFICERS

None.

DIRECTORS

Name	Position	Present Principal Occupation	Citizenship

Bernard Jean-Pierre Gautier	Chairman and Director	Member of the Executive Board, Wendel SE	France

Jean-Yves Hémery	Director	Oranje-Nassau International Delegate, Wendel S.E.	France

Charles Krombach	Director	Independent Director	Luxembourg

Wolfgang Pfarl	Director	President, Austropapier	Austria

Ulrich Köstlin	Director	None.	Germany

Roland Lienau	Director	Managing Director, Wendel S.E. and CEO, Wendel London	Germany

Wendel SE

OFFICERS

None.

EXECUTIVE BOARD

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted	Citizenship

Frédéric Lemoine	89 rue Taitbout, 75312 Paris cedex 09	Chairman of the Executive Board	France

Bernard Gautier	89 rue Taitbout, 75312 Paris cedex 09	Member of the Executive Board	France

SUPERVISORY BOARD

Name	Position	Citizenship

François de Wendel	Chairman of the Supervisory Board	France

Dominique Hériard-Dubreuil	Vice-Chairman of the Supervisory Board	France

Bénédicte Coste	Member, Supervisory Board	France

Edouard de l’Espée	Member, Supervisory Board	France

Nicholas Ferguson	Member, Supervisory Board	Great Britain

Nicolas ver Hulst	Member, Supervisory Board	France

Priscilla de Moustier	Member, Supervisory Board	France

Gervais Pellissier	Member, Supervisory Board	France

Fabienne Porquier	Member of the Supervisory Board Representing Employees	France

Guylaine Saucier	Member, Supervisory Board	Canada

Jacqueline Tammenoms Bakker	Member, Supervisory Board	Netherlands

Humbert de Wendel	Member, Supervisory Board	France

Wendel-Participations SE

OFFICERS

None.

BOARD OF DIRECTORS

Name	Position	Citizenship

François de Wendel	Chairman and Chief Executive Officer	France

Bénédicte Coste	Director	France

Priscilla de Moustier	Director	France

Edouard de l’Espée	Director	France

Bruno de la Rouchefoucauld	Director	France

Arnaud de la Tour du Pin	Director	France

Francois de Barthes de Montfort	Director	France

Pierre de Grimaudet de Rochebouet	Director	France

Humbert de Wendel	Director	France

Francois de Curel	Director	France

Francois de Mitry	Director	France

Nicolas ver Hulst	Director	France

Jean-Baptiste Seilliere de Laborde	Director	France

Charlotte de Panafieu	Director	France

Thomas le Bastart de Villeneuve	Director	France

Sébastien Bernard de Montessus de Ballore-Augier de Cremiers	Director	France